UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
23,796,911

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
23,796,911

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,796,911

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,762,180

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,762,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,762,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
9,524,360

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
9,524,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,524,360

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steamship Shipbroking Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
14,272,551

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
14,272,551

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
14,272,551

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14.	TYPE OF REPORTING PERSON

CO

Explanatory Note

The purpose of this Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on December 13, 2016 is to report a change in the percentage of Shares (defined below) of the Issuer (defined below) beneficially owned by the Reporting Persons (defined below), due to the change in the number of Shares outstanding as a result of the issuance and sale of Shares by the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed on behalf of Simeon Palios ("Palios"), a citizen of Greece, Corozal Compania Naviera S.A., a Panamanian corporation ("Corozal"), Ironwood Trading Corp., a Liberian corporation ("Ironwood") and Steamship Shipbroking Enterprises Inc. (previously named Diana Enterprises Inc.), a Marshall Islands corporation ("Steamship"). Palios, Corozal, Ironwood and Steamship are collectively referred to as the "Reporting Persons." Steamship indirectly is the beneficial owner of a majority of the issued and outstanding shares of Corozal and may be deemed to have beneficial ownership of the Shares held by Corozal.  Palios is the owner of a majority of the issued and outstanding shares of Ironwood and Steamship, and may be deemed to have beneficial ownership of the Shares beneficially owned by Ironwood and Steamship.

The principal business address for Steamship is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for each of the other Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 26, 2017, the Issuer closed its underwritten public offering of 20,125,000 Shares. As part of the offering, Steamship purchased an aggregate of 4,750,000 Shares at the public offering price of US$4.00 per share.

Except as set forth above, there are no material changes to Item 3 from the Schedule 13D filed with the Commission on December 13, 2016.

Item 4.	Purpose of Transaction.

There are no material changes to Item 4 from the Schedule 13D filed with the Commission on December 13, 2016.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of July 28, 2017, the Issuer had 106,131,017 Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Corozal is the record holder of 4,762,180 Shares, representing 4.5% of the Issuer's issued and outstanding Shares.  Ironwood is the record holder of 9,524,360 Shares, representing 9.0% of the Issuer's issued and outstanding Shares. Steamship indirectly may be deemed to beneficially own an aggregate of 14,272,551 Shares through Corozal, Taracan Investments S.A., Abra Marinvest Inc., Mitzela Corp. and 4 Sweet Dreams, S.A. as the result of Steamship's ability to control the vote and disposition of such entities, representing 13.4% of the Issuer's issued and outstanding Shares.  Palios indirectly may be deemed to beneficially own 9,524,360 Shares through Ironwood and 14,272,551 Shares through Steamship, as the result of his ability to control the vote and disposition of such entities, for an aggregate of 23,796,911 Shares, representing 22.4% of the Issuer's issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 4,762,180 Shares.  Ironwood has the sole power to dispose or direct the disposition of 0 Shares, and has the shared power to dispose or direct the disposition of 9,524,360 Shares. Steamship has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 14,272,551 Shares. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 23,796,911 Shares.

(c.) No transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to Item 6 from the Schedule 13D filed with the Commission on December 13, 2016.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2017
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Steamship Shipbroking Enterprises Inc. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).